PANNONPLAST INDUSTRIES PLC.
Chairperson - CEO

H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
[redacted] 0549

SUPPL

03007363

Budapest, 31st January, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

RECEIVED FEB 24 2003 SEC MAIL PROCESSING SECTION 165

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Quick Report on 2002 Operations

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Enclosure

dlw 3/19

File No. 82-4548

Pannonplast PLC
Flash Report on Operations in 2002

This report contains consolidated, non-audited data of Pannonplast Group according to IAS Standards

1. SUMMARY

- The Company's activities in 2002 were affected by a series of negative external conditions. It is extremely hard task to neutralize them such a way that it can be shown in a short run. The Western European recession, the enormous destruction in competitive situation because of the strong HUF, the unfavourable decisions of certain multinational companies, which were independent from the Company's performance has to be underlined among the external circumstances. Despite the expectations in Q4 the Company faced further slackening demands. The management reacted for the external effects by organizational and cost-reduction measures and an active market approach.
- The Group's consolidated sales revenues amounted to HUF 27,028 million in 2002, 16% less than that in the basis period. The decrease in sales revenues was stronger in domestic sales; the export ratio increased by 2.5% in comparison with 2001.
- The Company's gross margin was 14% lower than in 2001. The margin ratio is 29.7% that slightly exceeds last year's figure. The SG&A amounts to HUF 7,092 million, which is HUF 188 million higher than that in the basis period.
- The operational result (EBIT) is HUF 607 million, 30% of the 2001 figure. The negative performance of the Injection Moulding Cluster and the increase of one-time extraordinary costs related to reorganization and staff reduction - about HUF 480 million - strongly contributed to this lag. Operating cash flow (EBITDA) amounted to HUF 3,213 million, or 70.4% of last year's number.
- Pannonplast's net result was HUF 878 million loss in 2002. The major part of the loss (HUF 580 million) is a one-time item linked to the production stop in Aldra. It affects mainly the financial expenses.
- The Group's fixed assets amounted to HUF 19 billion, the value of shareholders' equity was HUF 16.4 billion, that was lower than in 2001 partly due to the sale of business share. The cumulated short-term and long-term debts were HUF 1.2 billion lower than that of last year. The leverage was 49%. End of period cash is similar to 2001. In 2002 the Company spent HUF 1.3 billion on investments, while a year before Capex amounted to HUF 4.8 billion.
- As an effect of different organizational measures the staff number was cut from 2448 to 2056. The Company improved the efficiency of operation within its cost-reduction programs by merging plants and selling business share. Consequently, after stopping the production in Pannon Aldra Pannonplast sold its share to its joint venture partner.
- The firm intention of the Company's management is to react also for such large-scale changes in the competition through cost-reduction, developments, organization and efficiency improvement. Pannonplast's management is confident about returning to the previous years' profitability by using the existing technical and human resources.

2. DATA SUMMARY

	31.12.2002 (HUF million)	*31.12.2001 (HUF million)*	*Index (%)*
Total Sales Revenues	27 028	32 020	84.4
- Sales in foreign countries	9 168	10 066	91.1
-- ratio %	*33.9*	*31.4*	
Operating profit (EBIT)	607	2 012	30.2
One-time cost of reorganization	1 065	-	
Operating cash flow (EBITDA)	3 145	4 562	68.9
Income before tax	-384	1 700	
Net Income	-878	1289	
Total Shareholders' Equity	16 386	17 920	91.4
Total Assets	29 960	33 758	88.7

3. ANALYSIS OF THE INCOME STATEMENT

3.1. **The Company's sales revenues in 2002 were HUF 27,028 million,** HUF 4,992 million or 15.6% lower than in 2001. The sales revenues of most subsidiaries lagged behind the basis period's number. Details in Attachment 1.
There was a significant, HUF 3.3 billion lag in sales revenues of the **Injection Moulding Technology Cluster**, which was caused by the relocation of HP printers' and Philips videos' production at the Moldins, and the continuous and strongly slackened demand for Philips monitors. Moldin and Moldin 2000 could not compensate the free capacity in the current recession environment – in spite of several given tender offers.
The sales of Pannonpipe and Pipelife Romania from the **Strategic Alliances Cluster** remarkably declined in consequence of the keen market competition and the increasing import – consolidated more than HUF 600 million. Pipelife Romania could not continue increasing its turnover similarly to the previous years because of the delay of public tenders, the uncertain contributions of local authorities and the weak solvent demand. Stopping the production at Pannon Aldra meant a HUF 500 million deficit in sales revenues.
Consumer Packaging Cluster lags behind the basis period's figure by HUF 230 million. The significant lag in Pannunion's sales revenues was mostly impacted by the changes in export exchange rates. The Romanian Unical doubled its sales revenues as a result of the increasing production of multinational food industry companies. The sales revenues of the Ukrainian plant lag behind the 2001 values because of the intensifying domestic competition.
Multicard's performance plummeted as a result of keen price competition.
Foreign sales' ratio (export of Hungarian and local sales of foreign subsidiaries) is 33.9%, which was 31.4% last year. Foreign subsidiaries' sales decreased in comparison with last year's numbers, while the export sales of domestic companies increased. The value of export lags behind the basis period's figure by HUF 455 million, or 9%.

3.2. **Pannonplast Group's gross margin amounted to HUF 8,019 million in 2002, 14% lower than in 2001.** The margin decreased similarly to sales revenues' loss. Gross margin ratio slightly increased from 29.1% to 29.7%. Despite the strict efficiency improving and cost-reduction measures the decrease of direct costs could not counterbalance the margin destroying effect of cutthroat price competition. Plastic raw material prices substantially increased in the first half, and in Q4 2002 they were similar to the previous year's average.

3.3. **Selling, General and Administrative Costs amounted to HUF 7,092 million.** The increase is HUF 188 million or 2.7%, the degree of increase lags behind inflation. During 2002 the significant one-time costs, related to reorganization and cutbacks, had a negative effect on the income statement, which could not be offset by the savings following the Company's action plans. **Other expenses and income** are similar to those of last year - **their balance is HUF 320 million expenses.** Other expenses contain HUF 153 million FX loss in consequence of strong HUF, HUF 301 million local taxes and duties and book value of tangible assets sold. Other income include HUF 15 million FX gain from payables and income from received allowances and sale of tangible assets.

3.4. **The Company's Operating Profit (EBIT) was HUF 607 million** in 2002, which is 30% of the 2001 number as a result of the slackening margin proportional to the deferring sales revenues and the high proportion of indirect costs. Most of our subsidiaries had to

give discounts in order to maintain turnover because of the keen competition. The EBIT lags of the Strategic Alliances Cluster's companies was HUF 161 million compared with the basis period, while the Consumer Packaging Cluster's lag was HUF 337 million. Both clusters lost from their profit producing capacity in the keen competition in consequence of price allowances given for maintaining their market shares and turnover. The HUF 1 billion EBIT lag of the Injection Moulding Cluster is resulted from the production shortfall as a consequence of multinationals' decisions and significant price reductions to use the free capacities. Data can be found in Attachment 2. **The Company's operating cash flow (EBITDA) was HUF 3,145 million**, which is approximately 70% of the previous year's number.

3.5. **The income from financial operations was HUF 325 million**, HUF 262 million lower than in the basis period. It comes from interest income on one part, and reassessing the foreign currency debt portfolio on the other. Because of the contractual repayment of foreign currency debt the end of period revaluation was lower than the value at the end of last year. **The expense of financial operations was HUF 1,237 million.** Beside the paid interests impairment charge related to the sale and de-listing of Pannon Aldra's business share was accounted in this part. The balance of financial operations was HUF 912 million expenses, HUF 722 million more than in 2001. **The usual operational result was HUF 305 million loss, including the financial expenses.**

3.6. The balance of non-operational items was HUF 79 million expenses. The Company's corporate tax was HUF 337 million, 39.3% higher than last year. The tax, paid by subsidiaries for 2002, was HUF 221 million, while the deferred tax accounts, related to bonuses, FX gain and sale of business share, was HUF 116 million. The value of minority interests was HUF 157 million, almost the same as in 2001.
In consequence of the above, **the consolidated net income of Pannonplast became HUF 878 million loss in 2002. The Group could not achieve its earlier performance objectives and the completed reorganizations, cutbacks and the sale of business share caused a HUF 1.2 billion loss in the result in the given year.**

4. ANALYSIS OF THE BALANCE SHEET

4.1. **The value of fixed assets was HUF 19.0 billion**, a 12.4% decrease on the year before. This decrease was caused by the balance of value increasing effect of strongly withheld investments and the stronger value decreasing effect of depreciation. The HUF 42 million increase of **Investments** was mostly resulted from the capital increase at Polifoam's Russian subsidiary.

4.2. **The value of current assets was HUF 10.9 billion**, 9.2% less than in 2001. The value of **inventories** was HUF 3.6 billion - it followed a similar pattern to the turnover, i.e. it is lower by 14.4%. The 7% decrease of receivables, which amounts to HUF 6.4 billion, was the result of the HUF 460 million decline of the **accounts receivables**. The demand for increasing the payment deadlines is still a characteristic and a competitive factor. **Other receivables** were essentially corresponding to the values in 2001 – these contain mainly our receivables from the tax authorities. **The securities and cash on hand** were similar to that of last year.

4.3. **Pannonplast's Shareholders' Equity was 16.4 billion**, 8.6% lower than in 2001. This fall is caused by yearly loss, the paid dividend and the FX loss on foreign investments.

4.4. The HUF 1.2 billion portfolio of **long-term debts** decreased for 23% of last year's value. The remarkable decrease of long-term debts was due to the rearrangement of the given

year's reimbursements of short-term debts and the repayments. The 68% growth of **short-term debts** was also resulted by the above. The **total debt portfolio** was HUF 8.0 billion that is HUF 1.2 billion lower than in 2001. The debt portfolio to shareholders' equity ratio is 48.7%.

4.5. The Company's **cash flow** changed in line with the operational activities. Cash resulting form operational activities declined due to the loss. Cash on hand, resulting from working capital partly substituted the decrease related to profit lag. Capex amounted to HUF 1.3 billion. As an effect of the above the **end of period cash on hand amounted to HUF 958 million** – similarly to the value in 2001.

5. MAJOR CORPORATE EVENTS IN 2002

5.1. During the year the Company adjusted its investment activities to the slackening market demands and the changed business environment. Capital expenditures amounted to HUF 1.3 billion, which is HUF 3.5 billion lower compared to HUF 4.8 billion in 2001. At Pannunion and Unical capacity increasing and product range widening investments took place in the amount of HUF 500 million. The development and investment activities of the Group's other member companies served the preservation of existing assets and the widening of the product range.

5.2. Because of the drastically weakened market demand Pannon Aldra stopped its manufacturing activities in the second half of the year. Thereafter Pannonplast sold its 50% business share to the co-owner and settled the change in the assets.

5.3. This year, within the rationalization and cost cutting program, the Company ended the manufacturing activities in the Debrecen plant of Dexter Company, it transferred the main part of the assets to Budapest and sold the site. It also ended the production at Pannunion's Budapest plant, the machines and production profile were relocated to Szombathely.

5.4. On the basis of the preliminary demand by the customers and the seasonality experienced in the previous years, the Company modified its earlier earnings forecast in a Profit Warning Announcement in October. The same day the Company made public the summary of its measures aiming at improving the profitability and effectiveness of the Group's operations.
In the fourth quarter, the Company's results drastically worsened as a consequence of the continued weakened demands and the settlement at Pannon Aldra (assets write off and decrease in debt portfolio). The results of the restructuring, cost saving and staff reducing measures taken during the year will become apparent in the next period.

6. EMPLOYEES

6.1. Total number of employees of Pannonplast Group was 2448 on December 31, 2001 and 2056 on December 31, 2002. The 16% decrease in the staff number is in line with the measures in connection with the sales decline. The employment at the foreign subsidiaries was 207 on December 31, 2002, similar to the previous year.

7. CHANGES IN THE REGISTERED CAPITAL, MANAGEMENT AND ORGANIZATION OF THE COMPANY

7.1. Par value of registered capital of the Company was HUF 421,093,100 on December 31, 2002. There is an increase of HUF 445,500 compared to December 31, 2001 as a result of the conversion of cash dividends into stocks.

7.2. The Company held 43,291 pieces of treasury shares as of January 1, 2002, 124,281 pieces on September 30, 2002 and also 124,281 pieces on December 31, 2002. On December 17, 2002 the Company sold 43,281 treasury shares and simultaneously repurchased the same quantity.

7.3. Personal changes: In 2002 the AGM re-elected the members of the Board of Directors and the Supervisory Board, as well as the auditor of the Company. It elected Mr. Gábor Ujlaki a member of the BOD.

To comply with the statutory regulations we declare that the report contains figures and statements in accordance with the true facts and it does not conceal such fact that is of importance from the point of view of the judgment of the Company's situation.

Budapest, 31 January, 2003

Dr. Erzsébet Fehér
CEO and Chairperson

The management of Pannonplast Plc. is going to hold a press conference for the media and analysts at its headquarter (Budapest, district XXII, Nagytétényi út 216-218) on 31 January, 2003, 15:00 pm.

DETAILED INFORMATION ON THE COMPANY IS AVAILABLE ON THE WEBSITE WWW.PANNONPLAST.HU.

Annex 1

Sales Revenues by Production Units
Pannonplast Group, 2002
(Unaudited, unconsolidated figures)

HUF million

	Sales Revenues	
	2002	2001
Pannonpipe Ltd.	8 574	9 201
Pipelife-Románia	896	1 525
Polifoam Ltd.	1 872	1 884
FCI Ltd.	968	1 081
Tu-Plast Ltd.	911	689
Pannunion Ltd.	6 046	6 307
Unical Ltd.	522	271
Almand Ltd.	825	622
Pannon-Effekt Ltd.	1 171	1 302
Interagropak Ltd.	521	746
Kaposplast Ltd.	739	816
Moldin Ltd.	4 492	6 671
Moldin 2000 Plc.	2 300	3 053
Pannon-Tara Ltd.	796	952
Dexter Plc.	701	1 003
Multicard Ltd.	285	396

Annex 2

Consolidated figures by Clusters

HUF million

Clusters	Sales Revenue		Operating income	
	2002	2001	2002	2001
Strategic Alliances	9 163	10 436	573	734
Consumer Packaging	9 959	10 195	435	772
Injection Moulding	8 556	11 958	-126	889
Special technologies	396	491	-8	92
Total *	28 074	33 079	874	2 487

* Before intra-company transfer adjustments and excluding headquarter's figures.
According to HAS standards the operating income does not contain the exchange rate effects of receivables and liabilities.

DATA SHEETS

Company name:	PANNONPLAST Industries PLC.
Address:	H-1225 Budapest, Nagytétényi út 216-218.
Sector:	Plastics Processing
Period:	2002
Phone:	(36-1) 207-1808
Fax:	(36-1) 207-1464
E-mail:	erika.jilling@pannonplast.hu
Investor relations:	Ms. Erika Jilling

FINANCIAL DATA SHEETS

PK1. General Information Regarding Financial Data

	Yes	No
Audited		X
Consolidated	X	

Accounting standards	Hungary	IAS	Other
		X	

PK2. Subsidiaries Involved in Consolidation

Name	Shareholders' Equity/Capital	Stake (%)	Voting rate	Listing*
Pannonpipe Ltd.	2873,5	50,0	50,0	J
Moldin Ltd.	2692,4	100,0	100,0	F
Pannunion Ltd.	2220,7	100,0	100,0	J
Tu-Plast Ltd.	931,8	60,0	60,0	F
Dexter Plc.	868,0	88,5	88,5	F
Polifoam Ltd.	754,1	51,0	51,0	F
Moldin 2000 Plc.	710,0	100,0	100,0	F
Almand Ltd.	512,7	100,0	100,0	F
Pannon-Tara Ltd.	467,7	100,0	100,0	F
FCI Ltd.	420,0	58,0	58,0	F
Multicard Ltd.	400,0	100,0	100,0	F
Unical Ltd.	267,7	100,0	100,0	F
Interagropak Ltd.	261,7	51,0	51,0	F
Pannon-Effekt Ltd.	311,0	100,0	100,0	F
Kaposplast Ltd.	310,0	100,0	100,0	F
Recyclen Ltd.	216,8	100,0	100,0	F
Kuala Ingatlanhaszn. Ltd.	179,2	100,0	100,0	F
MÜKI Ltd.	143,8	100,0	100,0	F
Karbantartó Ltd.	41,2	100,0	100,0	F

[1] Fully Controlled (F); Jointly Managed (J); Affiliated (A)

PK3.

IAS consolidated BALANCE SHEET (non-audited; in HUF million)

	31.12.2002	*31.12.2001*	*index (%)*
A. Total Fixed Assets	**19 033**	**21 725**	**87,6**
Intangible Assets	1 572	1 741	90,3
Tangible Assets	17 396	19 962	87,1
Investments	65	22	295,5
B. Total Current Assets	**10 927**	**12 033**	**90,8**
Inventories	3 597	4 200	85,6
Accounts Receivable	6 372	6 842	93,1
Securities, Cash and Deposits	958	991	96,7
TOTAL ASSETS	29 960	33 758	88,7
D. Total Shareholders' Equity	**16 386**	**17 920**	**91,4**
Share capital on Par Value	421	421	100,0
Capital Reserves, Retained Earnings	16 843	16 210	103,9
Retained Earnings	(878)	1 289	
Minority Interest	1 533	1 564	98,0
Deferred Income	0	111	0,0
F. Total Liabilities	**12 041**	**14 163**	**85,0**
Long-Term Liabilities	1 202	5 177	23,2
Short-Term Liabilities	10 839	8 986	120,6
- Accounts Payable	3 066	3 716	82,5
- Short-Term Debt	6 784	4 039	168,0
- Other Current Liabilities	989	1 231	80,3
TOTAL S/E & LIABILITIES	29 960	33 758	88,7

PK4.

IAS consolidated INCOME STATEMENT (non-audited, in HUF million)

	31.12.2002	*31.12.2001*	*index (%)*
Sales	27 028	32 020	84,4
Cost of Sales	(19 009)	(22 695)	83,8
Gross margin	8 019	9 325	86,0
Selling General and Administrative	(7 092)	(6 904)	102,7
Other Expenses	(809)	(822)	98,4
Other Revenues	489	413	118,4
A. Earning Before Interest and Taxes	607	2 012	30,2
Financial Income	325	587	55,4
Financial Expenses	(1 237)	(777)	159,2
B. Result of Financial Operations	(912)	(190)	
C. Operating Profit before Tax	(305)	1 822	
D. Extraordinary Result	(79)	(122)	
E. Income before Tax	(384)	1 700	
Income tax	(337)	(242)	139,3
F. After Tax Income	(721)	1 458	
Minority Interest	(157)	(169)	92,9
G. Net Income for the Year	(878)	1 289	

PK5.
IAS consolidated CASH FLOW STATEMENT (non-audited, in HUF million)

	*31.12.2002 fact **	*31.12.2001 fact*
After Tax Income	(878)	1 289
Depreciation	2 538	2 550
Change in Working Capital	280	(134)
Other Operating Adjustment	296	(34)
Cash from Operation	**2 236**	**3 671**
Purchase of Fixed Assets	(1 300)	(4 821)
Sale of Fixed Assets	268	221
Other Cash from Investment Activity	10	306
Cash from Financing Activities	**(1 022)**	**(4 294)**
Proceeds from Share Issue	0	0
Change in Long-Term Debt	(3 438)	492
Change in Short-Term Debt	3 045	428
Dividends Paid	(500)	(592)
Other Cash from Financing Activities	(343)	(126)
Cash from Financing Activities	**(1 236)**	**202**
Net Change in Cash	(22)	(421)
Cash on Hand, Beginning of Period	980	1 401
Cash on Hand, End of Period	**958**	**980**

* Data from 01.01. 2002 are corrected by the de-listing of Pannon Aldra

PK6. Major Off-Balance-Sheet Items: There is no such item.

Data regarding Shareholding Structure and Ownership:

RS1. Ownership structure, stake and voting rate

Owned by	Total Shareholders' Equity					
	01.01.2002			31.12.2002		
	%[2]	%[3]	pcs	%[2]	%[3]	Pcs
Local Institutions	28,02	28,31	1.178.618	26,24	27,04	1.104.975
Foreign Institutions	59,87	60,49	2.518.406	53,94	55,58	2.271.379
Local Private Individuals	9,56	9,67	402.175	15,20	15,66	640.123
Foreign Private Individuals	0,11	0,11	4.613	0,26	0,27	10.842
Employees, Executives	1,30	1,31	54.675	1,30	1,34	54.806
Treasury Shares	1,03	-	43.281	2,95	-	124.281
Government Body [1]	0,11	0,11	4.708	0,11	0,11	4.525
International Development Institutions	-	-	-	-	-	-
Other	-	-	-	-	-	-
Total	100,00	100,00	4.206.476	100,00	100,00	4.210.931

1 Public Administration
2 Stake
3 Voting rate

RS2. Number of Treasury Shares in Current Year

1 January	31 March	30 June	30 September	31 December
31.281	43.281	124.281	124.281	124.281

RS3. Owners Holding 5% + of Shares (End of Period)

Name	Nationality [4]	Activity [5]	Quantity (pcs)	Stake (%)	Voting rate (%)	Remarks
Pictet & CIE A.G.	F	I	532.806	12,66	13,04	
Karsai Holding PLc.	D	I	342.094	8,12	8,37	
EEDF Investments Ltd.	F	I	271.607	6,46	6,65	

[4] Domestic (D), Foreign (F)
[5] Custodian (C), State-owned (S), International Development Institution (ID), Institution (I), Private (P), Employee, officer (E)

TSZ2. Number of Employees (persons)

31.12.2001	01.01.2002	31.12.2002
2448	2448	2056

TSZ3. Senior Executives and Employees in Strategic Positions

In 2002 there was no change in the persons of the Board of Directors, the Supervisory Board and in the person of the Auditor. The AGM reelected the members of the Board of Directors, the Supervisory Board and the auditor and appointed Mr Gábor Újlaki for a member of the Board of Directors

Feature [1]	Name	Position	Start of the Mandate	End of the mandate	Shares owned by the employees
BOD, SP	Dr. Erzsébet Fehér	CEO and Chairperson	01.06.1991	2005.; till AGM	39 963
BOD, SP	Mr Miklós Várhegyi	Member, VP	04.08.1999	2003.; till AGM	0
BOD, SP	Ms Mária Arany	Member, VP	01.06.1991	2005.; till AGM	1 966
BOD, SP	Mr Balázs Szabó	Member,VP	29.04.1998	2004.; till AGM	0
BOD	Dr. Károly Dolina	Member	01.06.1992	2005.; till AGM	0
BOD	Mr Nándor Fenyő	Member	01.12.1993	2005.; till AGM	0
BOD	Dr. George Genti	Member	01.12.1993	2005.; till AGM	80
BOD	Dr. Mária Illés	Member	01.06.1991	2005.; till AGM	0
BOD	Dr. János Illéssy	Member	29.04.1998	2004.; till AGM	0
BOD	Ms Györgyi Toth Joo	Member	01.06.1993	2005.; till AGM	0
BOD	Mr Gábor Ujlaki	Member	29.04.2002	2005.; till AGM	0
FB	Ms Judit Marténvi, Ph.D	Chairperson	01.06.1991	2005.; till AGM	0
FB	Mr József Maros	Member	01.06.1992	2005.; till AGM	0
FB	Mr Antal Monostori	Member	01.06.1991	2005.; till AGM	1 948
FB	Mr László Rácz	Member	25.05.1995	2005.; till AGM	0
SP	Mr Gyula László	VP	01.09.1999	31 December 2004	0
SP	Mr Ervin Nemesdy	VP	01.12.1998	31 December 2004	0
SP	Ms Erika Jilling	VP	01.06.2001	31 May 2005	0
SP	Mr Árpád Veress	VP	01.01.2003	30 September 2005	0

[1] Employees in Strategic Positions (SP), Member of Board of Directors (BOD), Member of Supervisory Board (SB)

ST1. Extraordinary Announcements Published During the Period

Date	Published	Subject
17.10.2002	18.10.2002	Extraordinary Announcement: Pannonplast profit warning
13.11.2002	14.11.2002	Flash report on Q1-3 Operations in 2002
28.11.2002	29.11.2002	Extraordinary Announcement: the sale of 50% business share of Pannon Aldra
17.12.2002	18.12.2002	Extraordinary Announcement: Treasury shares' transaction

PANNONPLAST INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 31st January, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

File No. 82-4548

Pannonplast Plc's extraordinary announcement relating to Philips' report

Royal Philips Electronics today announced plans to refocus its European TV manufacturing activities, to be better positioned for the upcoming challenges in the global TV market.

According to the announcement, it is Philips' intention to transfer part of the production of CRT TV sets to the existing Philips factory in Szekesfehervar in Hungary.

Moldin 2000 PLC., one of Pannonplast 's subsidiaries, is going to take part in this project as the supplier of plastic components.

Budapest, 31.01.2003

Pannonplast Plc.